Filed by First Citizens Bancshares, Inc.

(Commission File No.: 001-16715)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: First Citizens Bancorporation, Inc.

The following is a story posted to the First Citizens BancShares internal website:

Post-Merger Executive Leadership Team Announced

We believe the proposed merger with First Citizens Bank and Trust Company Inc. – we commonly refer to that bank as First Citizens Bank of South Carolina (FCB-SC) – will result in many advantages for our combined company, our associates and our customers. Two of them are the ability to leverage the existing teamwork between our banks and capitalize on each other’s strengths.

That includes taking advantage of the executive talent pool. “We are tapping the experience and knowledge of the top executives of both banks to create the consummate leadership team to guide our larger, stronger company into the future,” said Chairman Frank Holding.

He explained that working on our strategic plan and considering the proposed merger presented the ideal opportunity to re-evaluate our existing organizational structure and how it needs to evolve. “The planned merger will make us the largest family controlled bank in the nation and a premier banking franchise on the Eastern Seaboard,” Holding said. “This will require just the right leaders at the helm, and we are very fortunate to have such a strong cadre of executives to choose from.”

It should be no surprise that two companies with such similar cultures, values and business philosophies are managed by executives with comparable leadership strengths and styles. The current chairmen of each bank – Frank Holding and Jim Apple – have worked closely with other leaders to identify our future Executive Leadership Team (ELT), which we previously called executive management. The ELT will be comprised of executives from both banks.

The Executive Leadership Team and Organizational Structure

Six executives will make up the post-merger ELT. Two of them – Peter Bristow and Craig Nix – are currently FCB-SC executives.

Here is an org chart showing the six leaders, their titles and the functions they will oversee.

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The post-merger ELT members will meet on a regular basis for transition planning. Goals include identifying their direct reports, which will be announced when finalized.

The six ELT leaders are working toward assuming their full roles at the close of the merger, with the exception of Nix. Glenn McCoy, our current CFO, will remain in his position until the third quarter regulatory filing is complete. After that, Nix will officially assume the CFO role and McCoy will retire.

FCB-SC’s chairman, Jim Apple, will retire at the close of the planned merger.

Meet the Executives

Frank Holding

•	Current Role: Chairman and Chief Executive Officer (CEO) of First Citizens Bank
•	Role on the Combined Team: Chairman and CEO
•	Experience: Joined First Citizens Bank of North Carolina in 1983 and has held various leadership positions over the years, including president. Named CEO in 2008 and chairman in 2009.
•	Education: University of North Carolina at Chapel Hill, Wharton School of Finance

Hope Holding Bryant

•	Current Role: Vice Chairman of First Citizens Bank
•	Role on the Combined Team: Vice Chairman and Corporate Sales Executive
•	Experience: Joined First Citizens Bank in 1985 and has held various leadership positions over the years, including president of the former IronStone Bank subsidiary. Named vice chairman in 2011.
•	Education: University of North Carolina at Chapel Hill

Peter Bristow

•	Current Role: President and Chief Operating Officer (COO) of FCB-SC
•	Role on the Combined Team: President and Corporate Sales Executive
•	Experience: Joined FCB-SC in 1991 and has held various leadership positions over the years. Named president and COO in 2001.
•	Education: University of Virginia

Craig Nix

•	Current Role: Chief Financial Officer (CFO) of FCB-SC
•	Role on the Combined Team: Chief Financial Officer
•	Experience: Joined FCB-SC in 1999 as controller. Named CFO in 2001.
•	Education: University of South Carolina, Vanderbilt University

Ed Willingham

•	Current Role: President of First Citizens Bank
•	Role on the Combined Team: Chief Operating Officer (COO)
•	Experience: Joined First Citizens Bank in 1987 and has held various leadership positions over the years, including central region executive vice president. Named president in 2009.
•	Education: Davidson College, University of North Carolina at Chapel Hill

Jeff Ward

•	Current Role: Central Region Executive Vice President of First Citizens Bank
•	Role on the Combined Team: Chief Strategy Officer

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•	Experience: Joined First Citizens Bank in 1992 and has held various leadership positions over the years, including area executive and retail segment manager.
•	Education: North Carolina State University

During the Transition

“Flexibility” and “focus” are two important words for everyone at First Citizens during the months ahead. “We will do everything we can to make the upcoming transition as smooth as possible, but there will still be many changes to deal with,” Holding said. “A willingness to be flexible will help us all work through them. And it’s also critical to stay on track – business as usual must go on.” He encourages all associates to remain focused on satisfying our customers and pursuing our revenue generating initiatives and other business strategies.

“Thank you for all you’ve done to bring us to this exciting point in our history,” he continued. “Together, we are building a better bank and securing our future success.”

This information may contain forward-looking statements. Factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the ability to obtain regulatory approvals and meet other closing conditions in the merger agreement, including shareholder approval of each party, on the expected terms and schedule, delay in closing the merger, difficulties and delays in integrating the businesses of the companies or fully realizing cost savings and other benefits of the merger, changes in interest rates and capital markets and other factors detailed in First Citizens BancShares’ filings with the SEC.

In connection with the proposed merger, First Citizens BancShares will file with the U.S. Securities and Exchange Commission (the “SEC”) a Form S-4 Registration Statement that will include a Joint Proxy Statement for First Citizens BancShares and First Citizens Bancorporation, a prospectus relating to First Citizens BancShares’ Common Stock and other documents relevant to the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information about the proposed transaction.

Once available, a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about First Citizens BancShares, may be obtained at the SEC’s Internet site (www.sec.gov). These documents will also be available, free of charge, from both First Citizens BancShares and First Citizens Bancorporation:

•	First Citizens BancShares – Visit the website at https://www.firstcitizens.com/meet-first-citizens/corporate-information/corporate-profile/, direct a request to Proxy Request, Post Office Box 27131, Raleigh, N.C. 27611-7131 or call 919.716.7711.
•	First Citizens Bancorporation – Visit the website at https://www.firstcitizensonline.com/about/financial/index.html, direct a proxy request to Proxy Request/Corporate Secretary, 1230 Main St., Columbia, S.C. 29201 or call 803.931.1320.

First Citizens BancShares and First Citizens Bancorporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the executive officers and directors of First Citizens BancShares is set forth in the proxy statement for the 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 17, 2014. Information about the executive officers and directors of First Citizens Bancorporation may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger when it becomes available.

The information on First Citizens Bancorporation’s website is not, and shall not be deemed to be, a part of the website of First Citizens BancShares or incorporated into any of its filings with the SEC.

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